

June 9, 2010

Ya Zhu
President
Ya Zhu Silk, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Ya Zhu Silk, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 7, 2010**
> **File No. 333-155486**

Dear Ms. Zhu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of the Offering by the Company, page 6

1. We reviewed your response to comment five in our letter dated May 24, 2010 and your revised disclosure under this heading. Please revise the prospectus cover page to clarify that if you "sell all two million shares before 90 days elapse after the registration statement becomes effective," you *will* terminate the offering.

Dilution, page 15

2. We reviewed your response to comment seven in our letter dated May 24, 2010. Assuming 100% of the shares are sold, net tangible book value per share after the offering would be $78,887 calculated as [($19,613) original book value + $100,000 contribution - $1,500 in offering expenses) divided by the total number of shares after the offering of 7,000,000] or $0.0113 per share calculated as $78,887 divided by 7,000,000 shares. The increase to the existing stockholder would be $0.0152 per share and the

dilution to new investors would be $0.0387 per share. Please revise your dilution discussion and table accordingly.

Certain Relationships and Related Transactions, page 48

3. We reviewed your response to comment eight in our letter dated May 24, 2010 and your revised disclosure under this heading. Please revise to provide all of the information set forth in Item 404(a) of Regulation S-K. Refer to Item 404(d)(1) of Regulation S-K.

Description of Exhibits, page 50

4. Please revise the description of your exhibit 5 opinion to delete the reference to the letter of Moore & Associates.

You may contact Catherine Brown, Attorney-Advisor, at (202) 551-3513, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas E. Puzzo, Esq.
       Via Facsimile